UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

BBQ Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

05551A109

(CUSIP Number)

JEFFERSON GRAMM

BANDERA PARTNERS LLC

50 Broad Street, Suite 1820

New York, New York 10004

(212) 232-4583

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 8, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05551A109

1	NAME OF REPORTING PERSON

BANDERA MASTER FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,340,901
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,340,901
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,340,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 05551A109

1	NAME OF REPORTING PERSON

BANDERA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,340,901
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,340,901
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,340,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 05551A109

1	NAME OF REPORTING PERSON

GREGORY BYLINSKY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,340,901
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,340,901
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,340,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 05551A109

1	NAME OF REPORTING PERSON

JEFFERSON GRAMM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,340,901
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,340,901
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,340,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 05551A109

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 8, 2022, MTY Franchising USA, Inc., a Tennessee corporation (“Parent”), Grill Merger Sub, Inc., a Minnesota corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) Parent has agreed to cause Merger Sub to commence a cash tender offer (the “Offer”) to purchase all of the outstanding Shares at a price per Share of $17.25 (such amount, or any other amount per Share paid in the Offer in accordance with the Merger Agreement, the “Offer Price”), net to the seller in cash, without interest and subject to any required withholding of taxes, and (ii) following the consummation of the Offer, Merger Sub shall merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and pursuant to which each Share that is not validly tendered and irrevocably accepted for payment pursuant to the Offer (except as otherwise provided in the Merger Agreement) will be converted into the right to receive the Offer Price.

Concurrently with the execution of the Merger Agreement, Bandera Master Fund and Messrs. Bylinsky and Gramm (collectively, the “Bandera Parties”) entered into a Tender and Support Agreement with Parent, Merger Sub and certain other shareholders of the Issuer (the “Tender and Support Agreement”) pursuant to which, subject to the terms of the Tender and Support Agreement, the Bandera Parties agreed to validly tender in the Offer the 1,340,901 Shares beneficially owned by them (the “Committed Shares”), except that if the Board of Directors of the Issuer (the “Board”) effects an Adverse Recommendation Change in connection with an Intervening Event (as such terms are defined in the Merger Agreement), then, for so long as such Adverse Recommendation Change is continuing, the Bandera Parties shall be required to validly tender in the Offer not less than 1,206,230 Shares (the “Minimum Shares”). The Bandera Parties also agreed that, once their Shares are tendered, they will not withdraw any such Shares from the Offer, unless and until the Tender and Support Agreement shall have been validly terminated in accordance with its terms, except that in the case of an Adverse Recommendation Change in connection with an Intervening Event, the Bandera Parties may withdraw a portion of their Shares provided that their Minimum Shares remain tendered, and they shall promptly tender such withdrawn Shares at such time that such Adverse Recommendation Change is no longer continuing.

The Bandera Parties further agreed that, during the time the Tender and Support Agreement is in effect, at any annual or special meeting of the shareholders of the Issuer, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the shareholders of the Issuer, the Bandera Parties shall (or shall cause the holder of record to) be present (in person or by proxy) and vote, or exercise their right to consent with respect to, all of their Committed Shares (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and (ii) against any Takeover Proposal (as defined in the Merger Agreement) and any other proposal or action that would reasonably be expected to impede, interfere with, delay or postpone the Merger or change in any manner the voting rights of the Shares. If an Adverse Recommendation Change has occurred and is continuing in connection with an Intervening Event, then the foregoing covenant shall apply solely with respect to the Minimum Shares.

6

CUSIP No. 05551A109

The Tender and Support Agreement contains customary restrictions on the Shares of the Bandera Parties subject thereto, including with respect to (i) the transfer of such Shares, (ii) the creation of any liens on such Shares, (iii) the grant of any proxy or power-of-attorney with respect to such Shares and (iv) the deposit of such Shares into a voting trust or entry into another voting agreement. The Tender and Support Agreement terminates upon the first to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, (iii) the date of any modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount or changes the form of the consideration payable to the shareholders pursuant to the Merger Agreement, or (iv) the mutual written consent of each of Parent, Merger Sub and the shareholders holding a majority in interest of the voting power of all shareholders subject to the Tender and Support Agreement.

The foregoing summary description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 10,760,055 Shares outstanding as of August 5, 2022, which is the total number of Shares outstanding as reported in Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2022.

As of the date hereof, Bandera Master Fund directly beneficially owned 1,340,901 Shares, constituting approximately 12.5% of the Shares outstanding. By virtue of their respective relationships with Bandera Master Fund as discussed in further detail in Item 2 of the Schedule 13D, each of Bandera Partners and Messrs. Bylinsky and Gramm may be deemed to beneficially own the Shares directly owned by Bandera Master Fund.

(c)       There have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The description of the Tender and Support Agreement set forth in Item 4 above is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Tender and Support Agreement, dated August 8, 2022 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2022).

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CUSIP No. 05551A109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2022	Bandera Master Fund L.P.

	By:	Bandera Partners LLC its Investment Manager

	By:	/s/ Jefferson Gramm
		Name:	Jefferson Gramm
		Title:	Managing Member

Bandera Partners LLC

By:	/s/ Jefferson Gramm
	Name:	Jefferson Gramm
	Title:	Managing Member

/s/ Gregory Bylinsky
Gregory Bylinsky

/s/ Jefferson Gramm
Jefferson Gramm

8